One Lowenstein Drive
Roseland, New Jersey 07068

T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

May 29, 2018

Russell Mancuso

Branch Chief

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	Provention Bio, Inc.
Form S-1
Filed on May 9, 2018

Amendment 1 to Form S-1
Filed May 16, 2018
CIK No. 333-224801

Dear Mr. Gabor:

On behalf of Provention Bio, Inc. (the “Company”), we are hereby responding to the letter, dated May 22, 2018 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1 filed on May 9, 2018 and the Amendment 1 to Registration Statement on Form S-1, filed on May 16, 2018 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to Registration Statement on Form S-1 with the Commission (the “Second Amendment”). For ease of reference, set forth below in bold are the comments of the Staff in response to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Second Amendment unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Russell Mancuso

May 29, 2018

Form S-1 Filed May 9, 2018

Prospectus Summary, page 1

1.	We note your response to comment 4 and continue to object to the characterization of your licenses as partnerships. A partnership implies a sharing of revenues and development expenses or a development cooperative effort.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 2 of the Second Amendment to the Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment.

2.	Please clarify the distinction between “proof of mechanism” and efficacy.

Response: The Company respectfully acknowledges the Staff’s comment and advises that “proof of mechanism” is evidence that the experimental drug has the intended biological effect in its target and/or pathway. Efficacy indicates a benefit in endpoints relevant for the disease under study, as compared to a placebo. The Company has revised the Second Amendment on page 1 and elsewhere, as appropriate, to further clarify this distinction.

PRV-031 (Teplizumab; anti-CD3 antibody) for TID, page 3

3.	Please delete the statement that you believe the PROTECT study will have a relatively high probability of success. It is not appropriate to predict the outcome of the clinical trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 of the Second Amendment to the Registration Statement in response to the Staff’s comment.

Russell Mancuso

May 29, 2018

PRV-6527 (Small Molecule CSF-1R Inhibitor) for Crohn’s Disease, page 4

4.	With respect to your statement that “no safety signals were observed,” please clarify if this means there were no serious adverse events. If it does not, clarify whether there were any serious adverse events and clarify what safety signals the parties conducting the trials were monitoring for. Similarly revise other statements relating to safety signals throughout your document.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 4 and elsewhere, as appropriate, of the Second Amendment to the Registration Statement in response to the Staff’s comment.

PRV-3279 (humanized CD32B x CD 79B Dual Affinity Re-Targeting (DART) biologic) for SLE and other autoimmune diseases, page 6

5.	We note your statement that PRV-3279 has been studied in humans in a Phase 1a single ascending dose study in healthy volunteers and was observed to have no impact on efficacy. Please identify the target indication of the initial trial.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 6 of the Second Amendment to the Registration Statement and advises that efficacy was not evaluated in the Phase 1 study of PRV-3279.

Russell Mancuso

May 29, 2018

We are a virtual biopharmaceutical company with a limited history, page 12

6.	We note your response to comment 6, including your stated belief that you have the proper security and controls in place to protect your confidential information. Your statement appears to indicate that you believe your security and controls remove all reasonable risks that your systems or those of third party service providers could be hacked or that a third party could gain unauthorized access to any of your confidential information. We continue to believe that the virtual nature of your operations continue to present a risk that warrants a risk factor discussion.

Response: The Company respectfully acknowledges the Staff’s comment and has added disclosure on page 36 of the Second Amendment to the Registration Statement in response to the Staff’s comment.

Business, page 48

7.	Please revise the subheadings referencing “safety” to clarify there has been no safety determination. See “Clinical Safety of PRV-6527,” “Safety, Pharmacology and Proof of Mechanism for PRV-300,” “Clinical Safety of PRV-300,” “Pre-clinical Safety of PRV-300,” “Clinical Safety of PRV-031,” etc. Similarly revise statements referencing the “clinical safety data.” You may reference tolerance or the absence of serious adverse effects but the current disclosure appears to indicate there have been determinations regarding the safety of the product candidates.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Second Amendment to the Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment.

Russell Mancuso

May 29, 2018

8.	Similarly, revise the headings referencing efficacy of your product candidates. You may reference Clinical Trials or results but the current presentation may imply the trials support an efficacy determination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 65 of the Second Amendment to the Registration Statement and elsewhere, as appropriate, in response to the Staff’s comment.

Clinical Safety of PRV-031, page 68

9.	We note your disclosure that “[t]here were no major differences in the overall adverse events and serious adverse event between PRV-031 and placebo.” Please revise to provide the following information: what adverse events were reported with placebo; the number of patients who have experienced an adverse event; and whether any such events were characterized as severe.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Second Amendment to the Registration Statement in response to the Staff’s comment.

Russell Mancuso

May 29, 2018

Macrogenics Agreements, page 75

10.	Please revise to quantify the third party obligation that you are obligated to pay. Additionally, provide an analysis supporting your determination that you are not required to file the agreement as an exhibit.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 75 of the Second Amendment to the Registration Statement in response to the Staff’s comment. The Company’s obligation to make payments to the third party referred to in the Staff’s comment are contained in the Company’s agreements with Macrogenics, which were filed as exhibits 10.18 and 10.19 to Amendment #1 to the Registration Statement. The Company further advises the Staff that the Company is not required to file the agreement with such third party as an exhibit to the Registration Statement since the Company is not a party to such agreement.

Item 15. Recent Sales of Unregistered Securities, page 116

11.	Please revise your disclosure to identify the person or class of persons who purchased the securities in each sale. Please note that an accredited investor, employee and consultant is an appropriate class of persons, but founders and partners are not.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Second Amendment to the Registration Statement in response to the Staff’s comment.

Any questions regarding the contents of this letter or the Second Amendment should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

Steven M. Skolnick

cc:	Ashleigh Palmer